Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103

July 16, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Stephen Krikorian. Mail Stop 4561

Re:	B.O.S. Better Online Solutions Ltd. Form 20-F for the Fiscal Year Ended December 31, 2006 File No. 001-14184

Ladies and Gentlemen:

On behalf of B.O.S. Better Online solutions Ltd., an Israeli corporation (the “Company”), we have set forth below the Company’s response to the Staff’s comment letter dated July 10, 2007 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”). The Staff’s comment has been reproduced (in bold) below and is immediately followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 15: Controls and Procedures, page 81

1.	We note that B.O.S. revised the text of the assessment of disclosure controls and procedures as of December 31, 2005 in the amendment to Form 20-F filed on October 30, 2006 and represented to the Staff in its letter of October 30, 2006 that it will take the Staff's comment regarding the definition of disclosure controls and procedures into consideration in preparing its future Item 15(a) disclosure. However, your text again suggests that the disclosure controls and procedures that were evaluated by our principal executive officer and principal financial officer as of December 31, 2006 were narrower than the disclosure controls and procedures defined by paragraph (e) of 13a-15 and 15d-15. Accordingly, tell us whether B.O.S.' disclosure controls and procedures were effective as defined in paragraph (e) of Rules 13a-15 and 15d-15 as of the period ended December 31, 2006 and confirm that B.O.S. will evaluate its disclosure controls and procedures required by the definition set forth by the rules in all future reports.

On behalf of the Company, please be advised that the Company’s disclosure controls and procedures were effective as defined in paragraph (e) of Rules 13a-15 and 15d-15 as of the period ended December 31, 2006. (The language used in response to Item 15(a) of the 2006 Form 20-F was an inadvertent carryover from the original 2005 Form 20-F and was not intended to reflect any substantive limitations on the Company’s response.)

In addition, we hereby confirm on behalf of the Company that the Company will evaluate its disclosure controls and procedures required by the definition set forth by the rules in all future reports.

On behalf of the Company we hereby acknowledge the following:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Very truly yours, /s/ Brian Brodrick Brian Brodrick

cc:	B.O.S. Better Online Solutions Ltd.